Exhibit 99.2

OneSmart International Education Group Limited Announces Unaudited Financial Results for the Second Fiscal Quarter Ended February 28, 2019

•                  Quarterly results:

Monthly Average Student Enrollments1 Increased by 52.2% Year-over-Year

Net Revenues increased by 42.1% Year-over-Year

Net Revenues from OneSmart VIP business increased by 30.8% Year-over-Year

Net Revenues from HappyMath increased by 45.1% Year-over-Year

Net Revenues from FasTrack English increased by 257.5% Year-over-Year

•                  First half results:

Monthly Average Student Enrollments1 Increased by 54.3% Year-over-Year

Net Revenues increased by 43.9% Year-over-Year

Net Revenues from OneSmart VIP business increased by 31.9% Year-over-Year

Net Revenues from HappyMath increased by 47.9% Year-over-Year

Net Revenues from FasTrack English increased by 542.5%

SHANGHAI, April 30, 2019 /PRNewswire/ — OneSmart International Education Group Limited (NYSE: ONE) (“OneSmart” or the “Company”), a leading diversified premium K-12 after-school education service provider in China, today announced its unaudited financial results for the second fiscal quarter of 2019 ended February 28, 2019.

Highlights for the Second Fiscal Quarter Ended February 28, 2019

•                      Net revenues increased by 42.1% year-over-year to RMB942.5 million (US$140.9 million)

•                      Net revenues from OneSmart VIP business increased by 30.8% year-over-year to RMB747.4 million (US$111.7 million)

•                      Net revenues from HappyMath increased by 45.1% year-over-year to RMB117.4 million (US$17.5 million)

•                      Net revenues from FasTrack English increased by 257.5% year-over-year to RMB 39.4 million (US$5.9 million)

•                      Monthly average student enrollments1 increased by 52.2% year-over-year to 156,171, of which monthly average student enrollments for OneSmart VIP business, HappyMath and FasTrack English increased by 22.2% , 57.3% and 162.2% from the same period of fiscal year 2018, respectively

Highlights for the First Half Ended February 28, 2019

•                      Net revenues increased by 43.9% year-over-year to RMB1,589.5 million (US$237.5 million)

•                      Net revenues from OneSmart VIP business increased by 31.9% year-over-year to RMB1,233.1 million (US$184.3 million)

•                      Net revenues from HappyMath increased by 47.9% year-over-year to RMB223.9 million (US$33.5 million)

•                      Net revenues from FasTrack English increased by 542.5% to RMB70.8 million (US$10.6 million)

•                      Number of study centers increased to 401 as of February 28, 2019, which represents total number of classrooms increase of 18.2% year-over-year, of which 259 were OneSmart VIP study centers, 88 were HappyMath study centers, 40 were FasTrack English study centers and 14 were Tianjin Huaying study centers

1  “Enrollments”, for the purpose of calculation, are to a student who takes at least one class for one subject in a certain period is treated as one enrollment in the same period. Under this methodology, a student taking at least one class for each of two subjects in a certain period is treated as two enrollments in the same period. The number of students enrolled in our invested schools and OneSmart Online is not included for this purpose.

Key Financial Results

(In thousands/RMB)

	2Q FY2019	2Q FY2018	% of change
Net revenues	942,500	663,459	42.1%
Gross profit	466,538	332,390	40.4%
Operating income	90,216	78,073	15.6%
Non-GAAP operating income	102,350	82,028	24.8%
Net income attributable to OneSmart	64,924	77,380	-16.1%
Non-GAAP net income attributable to OneSmart	77,058	81,335	-5.3%

	1H FY2019	1H FY2018	% of change
Net revenues	1,589,477	1,104,645	43.9%
Gross profit	726,930	520,974	39.5%
Operating income	29,147	61,713	-52.8%
Non-GAAP operating income	59,462	71,336	-16.6%
Net income attributable to OneSmart	48,617	104,963	-53.7%
Non-GAAP net income attributable to OneSmart	78,932	114,586	-31.1%

Mr. Steve Xi Zhang, Chairman and Chief Executive Officer of OneSmart, commented, “We are very excited to announce another quarter of strong growth in both topline and student enrollments. Total net revenues increased by 42.1% year-over-year to RMB942.5 million, which was supported by 52.2% year-over-year growth in monthly average student enrollments. OneSmart VIP business, HappyMath and FasTrack English achieved top-line growth of 30.8%, 45.1% and 257.5% year-over-year, respectively.

As a leading diversified premium K-12 education company in China, we are well-positioned to benefit from the rapid growth of the premium education market and will continue to replicate our operational excellence in managing premium education brands when we expand into more diversified market segments and more geographic locations in China. Our OneSmart VIP business, HappyMath and FasTrack English will continue to focus on accelerated penetration into existing and new tier II and tier III cities where we expect to enjoy more favorable operational cost structure and generate higher return on invested capital.

Going forward, we will continue to focus on our “3T Foundation”: Technology Integration, Teaching Innovation and Touching Services. Leveraging big data analytics and powerful artificial intelligence (“AI”) technology, we continued to invest heavily and develop new technology that can significantly improve the education experience for both students and teachers by providing effective tools to carefully evaluate student performance, customize teaching plans, and track progress in a more scientific and efficient manner.

The following are key highlights of our business development during the second fiscal quarter of 2019:

OneSmart VIP business (exam preparation, overseas study consultation, and study camps services)

•                      We launched new online broadcasting program during weekdays to provide more value-added services to our students;

•                      We continued to see strong growth momentum when we expand into existing tier II and tier III cities. Monthly average student enrollment increased by over 50% year-over-year in Suzhou, Wuxi, Chengdu, Changsha, Xi’an, Chongqing, Yancheng, Taizhou, Wenzhou, Zhuhai, Tianjin, Lanzhou, Ningbo and Shaoxing.

•                      We opened 17 new OneSmart VIP learning centers during the quarter and will continue to further penetrate into more existing tier II and tier III cities.

HappyMath (3 to 8 years old kids mathematics training)

•                      We continued to accelerate our growth in HappyMath. Monthly average student enrollments increased by 57.3% year-over-year;

•                      We continued to see strong growth momentum in cities outside Shanghai. Monthly average student enrollment growth exceeded 100% year-over-year in Beijing, Shenzhen and other core tier II and tier III cities including Hangzhou, Chengdu and Xiamen;

•                      Benefiting from customers’ increasing demand for Chinese language training and science program, average subjects taken by each student expanded rapidly. More than 8,600 students were enrolled for the Chinese language training classes during the second fiscal quarter of 2019;

•                      We opened 10 new HappyMath learning centers during the quarter and will continue to further penetrate into more existing and new tier II and tier III cities.

FasTrack English (3 to 8 years old kids English training)

•                      Monthly average student enrollments increased by 162.2% year-over-year;

•                      We launched the online i-Makii study master platform to enhance intelligent and interactive study assistance and to provide comprehensive visualized learning experiences to our students;

•                      We managed to substantially raise the average selling price of our upgraded product and services across all centers and accordingly, gross profit margin of FasTrack English increased by approximately 10% during the second fiscal quarter of 2019; and

•                      We opened 7 new FasTrack English learning centers during the quarter and will continue to further penetrate into more existing and new tier II and tier III cities.”

Mr. Dong Li, OneSmart’s Director and Chief Financial Officer added, “We achieved 40.4% year-over-year growth in gross profit and 24.8% year-over-year growth in non-GAAP operating profit, even though we added a total of 128 learning centers since second fiscal quarter of 2018 to meet the increased market demand, we incurred certain one-off costs and expenses to comply with the latest regulatory requirements, and we substantially increased investments in integration of the latest education technology and curriculum development.

We added 34 new learning centers during the quarter and total number of study centers increased to 401 as of February 28, 2019, which represents total number of classrooms increase of 18.2% year-over-year and 4.9% quarter-over-quarter. We are delighted to see our Mature Learnings Centers2 continue to consistently deliver satisfactory operating and financial results. During the second fiscal quarter of 2019, gross profit margin of our Mature Learning Centers2 increased by 1.0% year-over-year, of which gross profit margin of Mature Learning Centers2 for OneSmart VIP business, HappyMath and FasTrack English increased by 0.8%, 1.0%, and 19.7%, respectively. In the meantime, our newly opened learning centers are on track to ramp up quickly and are expected to achieve higher utilization when they become mature.

2  Mature Learning Centers” for Q2 FY2019 and Q2 FY2018 refer to those learning centers that had been under operation for over 24 months by December 1, 2018 and December 1, 2017, respectively.

Juren Education, which we invested a strategic minority stake in October 2018, also achieved steady growth since our investment. Total student enrollments for the Winter and Spring semesters in 2019 increased by 48.4% year-over-year and Juren Education will further penetrate into more tier II and tier III cities in China.

Lastly, following our US$30.0 million share repurchase program approved by the board of directors in October 2018, we are delighted to announce that our board of directors has just authorized another share repurchase program of up to US$50.0 million worth of our shares over the next 12 months. These share repurchase programs reflect confidence in our future prospects and our ability to create and return long-term sustainable value for our shareholders.”

Recent Development

In April 2019, the Company’s board of directors authorized a new share repurchase program to repurchase up to US$50.0 million worth of its shares over the next 12 months, subject to market conditions.

In April 2019, the Company entered into a US$139 million term facility agreement with a group of arrangers led by UBS AG, Singapore Branch. Pursuant to the agreement, the Company will be provided an interest bearing secured term facility of up to US$139 million. The term facility has a three-year term from the initial drawdown date and will be repaid in installments. The proceeds from this term facility will be used for the Company’s existing and new share repurchase program, working capital, capital expenditure, and other general corporate purposes.

Financial Results For the Second Fiscal Quarter Ended February 28, 2019

Net Revenues

Net revenues were RMB942.5 million (US$140.9 million), an increase of 42.1% from RMB663.5 million during the same period last year. The increase was mainly attributable to the rapid growth of student enrollments of our OneSmart VIP business, HappyMath, FasTrack English as well as the acquisition of Tianjin Huaying in September 2018. Monthly average student enrollments increased by 52.2% year-over-year to 156,171.

Operating Costs and Expenses

Operating costs and expenses for the quarter were RMB852.3 million (US$127.4 million), an increase of 45.6% from RMB585.4 million during the same period last year. Non-GAAP operating costs and expenses, which excludes share-based compensation expenses, were RMB840.2 million (US$125.6 million), an increase of 44.5% from RMB581.4 million during the same period last year.

•                      Cost of revenues increased by 43.8% year-over-year to RMB476.0 million (US$71.1 million). The increase was primarily due to the opening of 128 new learning centers since the end of the second fiscal quarter of 2018. Accordingly the Company incurred more rental expenses as well as more personnel costs for teaching staff and study advisors.

•                      Selling and marketing expenses increased by 47.8% year-over-year to RMB191.5 million (US$28.6 million). Non-GAAP selling and marketing expenses, which excludes share-based compensation expenses, were RMB191.4 million (US$28.6 million), an increase of 47.9% from RMB129.4 million during the same period last year. The increase was primarily due to the opening of 128 new learning centers since the end of the second fiscal quarter of 2018. Accordingly the Company incurred more marketing expenses and employed more sales and marketing staff.

•                      General and administrative expenses increased by 48.2% year-over-year to RMB184.9 million (US$27.6 million). Non-GAAP general and administrative expenses, which excludes share-based compensation, were RMB172.8 million (US$25.8 million), an increase of 42.9% from RMB121.0 million during the same period last year. The increase was primarily due to our enlarged investment in research & development on curriculum development and education technology, as well as the opening of 128 new learning centers since the end of the second fiscal quarter of 2018. Accordingly, the Company hired more research & development and management personnel.

Total share-based compensation expenses, which were allocated to related operating expenses, were RMB12.1 million (US$1.8 million) in the second fiscal quarter of 2019, compared with RMB4.0 million in the same period of the prior fiscal year.

Operating Income and Operating Margin

Operating income for the quarter was RMB90.2 million (US$13.5 million), an increase of 15.6% year-over-year from RMB78.1 million in the same period of the prior fiscal year. Non-GAAP Operating income, which excludes shared-based compensation, was RMB102.3 million (US$15.3 million), an increase of 24.8% year-over-year from RMB82.0 million during the same period of the prior fiscal year.

Operating margin for the quarter was 9.6%, compared with 11.8% in the same period of the prior fiscal year. Non-GAAP operating margin was 10.9%, compared with 12.4% during the same period last year. The decrease was mainly due to that we added a total of 128 learning centers since the second fiscal quarter of 2018 to meet the increased market demand, incurred certain one-off costs and expenses to comply with the latest regulatory requirements, and substantially increased investments in integration of the latest education technology and curriculum development.

Other income, which mainly represents government subsidies and other gains, was RMB2.2 million (US$0.3 million), compared with RMB4.2 million during the same period last year.

Income tax expense was RMB27.8 million (US$4.2 million), compared with RMB23.0 million during the same period last year.

Net Income Attributable to OneSmart

Net income attributable to OneSmart was RMB64.9 million (US$9.7 million), compared with net income of RMB77.4 million during the same period last year. Non-GAAP net income attributable to OneSmart was RMB77.1 million (US$11.5 million), compared with RMB81.3 million during the same period last year. The decrease was mainly due to more interest expenses incurred from bank borrowings and share of losses from equity investees during the period.

Capital Expenditures

Capital expenditures for the second fiscal quarter of 2019 were RMB90.9 million (US$13.6 million), an increase of RMB3.1 million from RMB87.8 million in the second fiscal quarter of 2018. The increase was mainly due to leasehold improvements as a result of the opening of new learning centers and renovations of existing learning centers.

Financial Position

As of February 28, 2019, the Company had cash and cash equivalents of RMB480.8 million (US$71.9 million) and short-term investments of RMB584.4 million (US$87.3 million).

OneSmart’s prepayments from customers balance, which represents cash collected from enrolled students for courses and recognized proportionately as the tutoring sessions are delivered, was RMB1,969.5 million (US$294.3 million) at the end of the second fiscal quarter of 2019, an increase of 9.8% from RMB1,793.0 million at the end of the second fiscal quarter of 2018, which was reflective of the latest regulatory requirements that prepaid tuition fees cannot be more than three months.

Cash Flow

Net cash used in operating activities in the second fiscal quarter of 2019 was RMB139.5 million (US$20.9 million).

Net cash used in investing activities in the second fiscal quarter of 2019 was RMB142.0 million (US$21.2 million).

Net cash used in financing activities in the second fiscal quarter of 2019 was RMB5.5 million (US$0.9 million).

Financial Results For the Six Months Ended February 28, 2019

For the first six months of fiscal year 2019, OneSmart reported net revenues of RMB1,589.5 million (US$237.5 million), representing a 43.9% increase year-over-year.

Monthly average student enrollments in the first six months of fiscal year 2019 increased by 54.3% to approximately 149,279.

Operating costs and expenses for the first six months of fiscal year 2019 were RMB1,560.3 million (US$233.2 million), a 49.6% increase year-over-year. Non-GAAP operating costs and expenses for the first six months of fiscal year 2019, which excluded share-based compensation expenses, were RMB1,530.0 million (US$228.7 million), representing a 48.1% increase year-over-year.

Cost of revenues increased by 47.8% year-over-year to RMB862.5 million (US$128.9 million).

Selling and marketing expenses increased by 51.7% year-over-year to RMB357.9 million (US$53.5 million). Non-GAAP selling and marketing expenses, which excludes share-based compensation expenses, were RMB357.4 million (US$53.4 million), an increase of 51.7% from RMB235.6 million during the same period last year.

General and administrative expenses increased by 52.2% year-over-year to RMB339.9 million (US$50.8 million). Non-GAAP general and administrative expenses, which excludes share-based compensation, were RMB310.1 million (US$46.3 million), an increase of 44.9% from RMB214.0 million during the same period last year.

Operating income for the first six months of fiscal year 2019 was RMB29.1 million (US$4.3 million), representing a 52.8% decrease year-over-year. Non-GAAP operating income for the first six months of fiscal year 2019 was RMB59.5 million (US$8.9 million), representing a 16.6% decrease year-over-year.

Operating margin for the first six months of fiscal year 2019 was 1.8%, compared to 5.6% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the first six months of fiscal year 2019, was 3.7%, compared to 6.5% for the same period of the prior fiscal year.

Net income attributable to OneSmart for the first six months of fiscal year 2019 was RMB48.6 million (US$7.3 million), representing a 53.7% decrease year-over-year. Non-GAAP net income attributable to OneSmart for the first six months of fiscal year 2019 was RMB78.9 million (US$11.8 million), representing a 31.1% decrease year-over-year.

Outlook for Fiscal Year 2019

For fiscal year 2019, OneSmart maintains its guidance and expects net revenues to be between RMB4,000 million (US$597.8 million) and RMB4,150 million (US$620.2 million), an increase of 40% to 45% from fiscal year 2018. This forecast reflects OneSmart’s current and preliminary view, which is subject to uncertainty.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at the noon buying rate on February 28, 2019, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB6.6912 to US$1.00.

Conference Call Information

OneSmart’s management will hold an earnings conference call at 8:00 AM on April 30, 2019, U.S. Eastern Time (8:00 PM on the same day Beijing/Hong Kong Time).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
China	4001-201-203
US	1-888-346-8982
Hong Kong	800-905-945
Passcode	OneSmart

A telephone replay of the call will be available after the conclusion of the conference call through May 7, 2019.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Passcode:	10130364

Additionally, a live and archived webcast of this conference call will be available at http://www.onesmart.investorroom.com/.

About OneSmart

Founded in 2008 and headquartered in Shanghai, OneSmart International Education Group Limited is a leading diversified premium K-12 education company in China. Since commencement of our business, our vision is to build the most trusted “Third Classroom” outside of home and school and our mission is to bring out the utmost learning power in each student by cultivating his or her study motivation, capability and perseverance, and enable our students to pursue their life-long success. Our company culture is centered on the core values of customer focus, execution, innovation and teamwork.

The Company has built a comprehensive premium K-12 education platform that encompasses OneSmart VIP business (exam preparation, overseas study consultation, and study camps), HappyMath (3 to 8 years old kids mathematics training), and FasTrack English (3 to 8 years old kids English training). The Company also strategically incubated and invested in online education service providers including Yimi Online Tutoring (online premium K-12 tutoring), UUABC (online kids English training), and BestMath (online kids mathematics training). As of February 28, 2019, OneSmart operated a nationwide network of 401 study centers across 42 cities in China.

For more information on OneSmart, please visit http://www.onesmart.investorroom.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. OneSmart may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about OneSmart’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: OneSmart’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to penetrate premium K-12 after-school education services market; diversify and enrich our education offerings; enhance the development and management of our teacher team and teaching materials; competition in our industry in China; its ability to maintain and expand online education presence; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect our students’ information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and OneSmart does not undertake any obligation to update such information, except as required under applicable law.

Non-GAAP Financial Measures

In evaluating its business, OneSmart considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating income, non-GAAP net income attributable to OneSmart. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

OneSmart believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. OneSmart believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to OneSmart’s historical performance and liquidity. OneSmart computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. OneSmart believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For more information, please contact:

OneSmart

Ms. Rebecca Shen

+86-21-5255-9339 ext. 8139

ir@onesmart.org

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of	As of	As of
	August 31,	February 28,	February 28,
	2018	2019	2019
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,410,747	480,766	71,850
Short-term investments	815,854	584,368	87,334
Prepayments and other current assets	252,964	527,998	78,909
Total current assets	2,479,565	1,593,132	238,093

Non-current assets:
Property and equipment, net	449,990	548,107	81,915
Intangible assets, net	112,119	163,239	24,396
Long-term investments	484,103	1,332,150	199,090
Goodwill	372,077	699,033	104,470
Deferred tax assets	37,455	38,755	5,792
Amounts due from related parties	16,500	16,500	2,466
Other non-current assets	251,118	195,553	29,225
Total non-current assets	1,723,362	2,993,337	447,354

Total assets	4,202,927	4,586,469	685,447

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term loan (including short-term loan of the consolidated VIEs without recourse to the Group of nil and RMB169,876 (US$25,388) as of August 31, 2018 and February 28, 2019, respectively)	—	169,876	25,388
Long-term loan , current portion (including long-term loan, current portion of the consolidated VIEs without recourse to the Group of RMB45,000 and RMB67,500 (US$10,088) as of August 31, 2018 and February 28, 2019, respectively)	45,000	67,500	10,088
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB548,408 and RMB695,586 (US$103,955) as of August 31, 2018 and February 28, 2019, respectively)	579,533	713,116	106,575
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to the Group of RMB33,809 and RMB43,416 (US$6,489) as of August 31, 2018 and February 28, 2019, respectively)	45,291	53,250	7,958
Prepayments from customers (including prepayments from customers of the consolidated VIEs without recourse to the Group of RMB1,991,647 and RMB1,968,547 (US$294,199) as of August 31, 2018 and February 28, 2019, respectively)	1,991,647	1,969,527	294,346
Total current liabilities	2,661,471	2,973,269	444,355

Non-current liabilities:
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of RMB23,528 and RMB35,250 (US$5,268) as of August 31, 2018 and February 28, 2019, respectively)	23,528	35,250	5,268
Long-term loan (including long-term loan of the consolidated VIEs without recourse to the Group of RMB405,000 and RMB337,500 (US$50,439) as of August 31, 2018 and February 28, 2019, respectively)	405,000	337,500	50,439
Unrecognized tax benefit (including liability for unrecognized tax benefit of the consolidated VIEs without recourse to the Group of RMB17,345 and RMB19,689 (US$2,943) as of August 31, 2018 and February 28, 2019, respectively)	17,685	20,634	3,084
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Group of nil and RMB40,840 (US$6,104) as of August 31, 2018 and February 28, 2019, respectively)	—	90,528	13,530
Total non-current liabilities	446,213	483,912	72,321

Total liabilities	3,107,684	3,457,181	516,676

Commitments and contingencies

Shareholders’ equity:
Class A ordinary shares (US$0.000001 par value; 37,703,157,984 shares authorized; 4,220,365,545 issued and outstanding as of August 31, 2018 and 4,164,680,867 issued and outstanding as of February 28, 2019, respectively)	26	26	4
Class B ordinary shares (US$0.000001 par value; 2,296,842,016 issued and outstanding as of August 31, 2018 and February 28, 2019, respectively)	16	16	2
Treasury stock	—	(122,849)	(18,360)
Additional paid-in capital	5,426,503	5,455,581	815,337
Statutory reserves	4,272	6,159	920
Accumulated deficit	(4,535,042)	(4,496,030)	(671,932)
Accumulated other comprehensive income	128,900	155,242	23,201
Total OneSmart International Education Group Limited shareholders’ equity	1,024,675	998,145	149,172
Non-controlling interests	70,568	131,143	19,599
Total shareholders’ equity	1,095,243	1,129,288	168,771

Total liabilities, non-controlling interests and shareholders’ equity	4,202,927	4,586,469	685,447

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands)

	For the three months ended February 28,			For the six months ended February 28,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	663,459	942,500	140,857	1,104,645	1,589,477	237,547
Cost of revenues	(331,069)	(475,962)	(71,133)	(583,671)	(862,547)	(128,908)
Gross profit	332,390	466,538	69,724	520,974	726,930	108,639

Operating expenses:
Selling and marketing (Note 1)	(129,557)	(191,450)	(28,612)	(235,954)	(357,888)	(53,486)
General and administrative (Note 1)	(124,760)	(184,872)	(27,629)	(223,307)	(339,895)	(50,797)
Total operating expenses	(254,317)	(376,322)	(56,241)	(459,261)	(697,783)	(104,283)
Operating income	78,073	90,216	13,483	61,713	29,147	4,356

Interest income	9,795	4,708	704	16,173	12,411	1,855
Interest expense	(4,572)	(10,344)	(1,546)	(4,691)	(17,868)	(2,670)
Other income	4,233	2,150	321	43,561	19,202	2,870
Other expenses	(3,083)	(442)	(66)	(3,083)	(575)	(86)
Foreign exchange gains	300	309	46	125	1,519	227
Income before income tax and share of net income/(loss) from equity investees	84,746	86,597	12,942	113,798	43,836	6,552

Income tax expense	(22,994)	(27,819)	(4,158)	(32,590)	(30,303)	(4,529)
Income before share of net income/(loss) from equity investees	61,752	58,778	8,784	81,208	13,533	2,023

Share of net income/(loss) from equity investees	4,394	(13,579)	(2,029)	3,028	(7,313)	(1,093)

Net income	66,146	45,199	6,755	84,236	6,220	930

Add: Net loss attributable to non-controlling interests	11,234	19,725	2,948	20,727	42,397	6,336

Net income attributable to OneSmart’s shareholders	77,380	64,924	9,703	104,963	48,617	7,266

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the three months ended February 28,			For the six months ended February 28,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Selling and marketing	163	75	11	328	533	80
General and administrative	3,792	12,059	1,802	9,295	29,782	4,451
Total	3,955	12,134	1,813	9,623	30,315	4,531

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the three months ended February 28,			For the six months ended February 28,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income	66,146	45,199	6,755	84,236	6,220	930
Other comprehensive income:
Unrealized gain on available-for-sale investments, net of tax	10,645	19,492	2,913	12,215	49,621	7,416
Foreign currency translation adjustment	(38)	(3,796)	(567)	(14,416)	6,188	925

Comprehensive income	76,753	60,895	9,101	82,035	62,029	9,271
Add: Comprehensive loss attributable to non-controlling interests	11,234	19,725	2,948	20,727	42,397	6,336

Comprehensive income attributable to OneSmart’s shareholders	87,987	80,620	12,049	102,762	104,426	15,607

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(Amounts in thousands)

	For the three months ended February 28,			For the six months ended February 28,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Selling and marketing expenses	129,557	191,450	28,612	235,954	357,888	53,486
Share-based compensation expense in selling and marketing expenses	163	75	11	328	533	80
Non-GAAP selling and marketing expenses	129,394	191,375	28,601	235,626	357,355	53,406
General and administrative expenses	124,760	184,872	27,629	223,307	339,895	50,797
Share-based compensation expense in general and administrative expenses	3,792	12,059	1,802	9,295	29,782	4,451
Non-GAAP general and administrative expenses	120,968	172,813	25,827	214,012	310,113	46,346

Operating costs and expenses	585,386	852,284	127,374	1,042,932	1,560,330	233,191
Share-based compensation expense in operating costs and expenses	3,955	12,134	1,813	9,623	30,315	4,531
Non-GAAP operating costs and expenses	581,431	840,150	125,561	1,033,309	1,530,015	228,660

Operating income	78,073	90,216	13,483	61,713	29,147	4,356
Share-based compensation expenses	3,955	12,134	1,813	9,623	30,315	4,531
Non-GAAP operating income	82,028	102,350	15,296	71,336	59,462	8,887

Net income attributable to OneSmart’s shareholders	77,380	64,924	9,703	104,963	48,617	7,266
Share-based compensation expenses	3,955	12,134	1,813	9,623	30,315	4,531
Non-GAAP net income attributable to OneSmart	81,335	77,058	11,516	114,586	78,932	11,797